UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number 333-280161

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

This Report on Form 6-K  is being filed by TNL Mediagene (the “Company”) to provide additional information regarding (i) closing of the previously announced business combination (the “Business Combination”) among Blue Ocean Acquisition Corp, a Cayman Islands exempted company (“Blue Ocean”), the Company, and TNLMG, a Cayman Islands exempted company and wholly owned subsidiary of the Company (“TNLMG”); (ii) entering into an amendment to a material agreement in connection with the Business Combination; and (iii) the Company’s election of home country rule exemption from certain requirements of Nasdaq, each as described in the Registration Statement on Form F-4 (Registration No. 333-280161) (as amended, the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2024. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 (File No. 333-280161), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Announcement of Completion of the Business Combination

On December 5, 2024, the Company issued a joint press release with Blue Ocean to announce the completion of the Business Combination and that the ordinary shares of the Company are to begin trading on the Nasdaq Capital Market on December 6, 2024.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

Entry into a Material Definitive Agreement

In connection with the Business Combination, on December 4, 2024, the Company, Blue Ocean and Blue Ocean Sponsor LLC (the “Sponsor”) entered into a second amendment to that certain amended and restated letter agreement, dated June 6, 2023 and amended on October 23, 2024, by and among Blue Ocean, the Sponsor, Apollo SPAC Fund I, L.P., Apollo Credit Strategies Master Fund Ltd., and certain members of Blue Ocean’s board of directors, management team and advisory board and certain other shareholders of Blue Ocean (as amended, the “Amended Letter Agreement”) to provide that the Sponsor shall, at the closing of the Business Combination (“Closing”), forfeit (i) 2,208,859 Founder Shares (as defined in the Amended Letter Agreement) and (ii) 50% of the Private Placement Warrants (as defined in the Amended Letter Agreement) held by the Sponsor immediately prior to the Closing, subject, in each case, to certain adjustments provided for in the Amended Letter Agreement provided that the number of Founder Shares and Private Placement Warrants to be forfeited by the Sponsor shall additionally be adjusted by (x) multiplying (A) each of the 2,208,859 Founder Shares and the number of Private Placement Warrants equal to 50% of the Private Placement Warrants held by Sponsor immediately prior to Closing pursuant to subclause (ii) by (B) the Forfeiture Ratio (as defined in the Amended Letter Agreement) and (y) subtracting 150,000 Founder Shares from the result of subpart (x) of this sentence, the result of which, for the avoidance of doubt, shall be 2,017,332 Founder Shares.

The foregoing description is qualified in its entirety by reference to the Amended Letter Agreement, a copy of which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Home Country Rule Exemption

The Company hereby clarifies the home country rule exemption disclosure included in the Registration Statement.

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the board of directors of the Company has elected to follow the Company’s home country rules for exemption from the requirements as follows:

(i) Nasdaq Listing Rule 5605(b)(1), which requires that at least a majority of a listed company’s board of directors be independent directors;

(ii) Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present;

(iii) Nasdaq Rule 5605(d)(2), which requires that each of the members of the Compensation Committee be independent directors;

(iv) Nasdaq Rule 5606(e)(1), which requires that director nominees must be selected, or recommended for the board of directors’ selection, either by independent directors constituting a majority of the board of directors’ independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors.

Other than those described above, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards as of the date of this current report on Form 6-K. See “Risk Factors”, “TNL Mediagene’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Foreign Private Issuer Status” and “Management Following the Merger—Committees of the Board” in the Registration Statement.

Exhibit No.	Description of Exhibits
99.1	Joint Press Release
99.2	Amendment No. 2 to the Amended and Restated Letter Agreement, dated as of December 4, 2024, among Blue Ocean Acquisition Corp, Blue Ocean Sponsor LLC and TNL Mediagene

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: December 5, 2024	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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